File Number 70-




                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM U-1

                              DECLARATION UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                       By

                            NATIONAL FUEL GAS COMPANY
                               10 Lafayette Square
                             Buffalo, New York 14203
                          (Registered Holding Company)


                                    Names and addresses of agents for service:


                    Philip C. Ackerman, Senior Vice President
                            National Fuel Gas Company
                               10 Lafayette Square
                             Buffalo, New York 14203



                               Curtis W. Lee, Esq.
                               10 Lafayette Square
                             Buffalo, New York 14203

                                                     File Number 70-


Introduction


         National Fuel Gas Company ("National"), is a public utility holding company registered under the Public Utility Holding Company Act of 1935 ("Act"), and is in the business of owning and holding all of the outstanding securities of nine subsidiary companies which are principally engaged in the natural gas business, including exploration, production, purchasing, marketing, gathering, transmission, storage and distribution.
Item 1.  PROPOSED TRANSACTIONS
         On September 19, 1996, the Board of Directors of National adopted resolutions, and amended National's by-laws, to provide that outside directors shall receive a portion of their annual retainer in common stock of National ("Shares Payment Policy"). Accordingly, on a quarterly basis, shares of National Fuel Gas Company common stock par value $1.00 ("Common Stock") will be issued to each non-employee director in partial payment of that director's retainer. There will be a proration of such payments for any quarter during which a non-employee director has rendered only partial service. The Common Stock thereby issued shall not be transferable until the later of two years from date of issuance or six months after the director's cessation of service as a director. Directors of National who are also employees of National receive no payments for their services as directors while they are employees, and they will not be affected by the Shares Payment Policy.
         The payment of a portion of the non-employee directors' fees in Common Stock will result in those directors acquiring a greater proprietary interest in National, which will be beneficial to the company and its Shareholders since such directors' compensation will be more closely tied to the performance of National.
         Initially, one hundred shares will be issued to each outside director on a quarterly basis as partial payment of his/her retainer. The Board will, from time to time, make such adjustments in the number of shares issuable to each director under the Shares Payment Policy, as the Board, in its discretion, deems appropriate in light of then existing circumstances (including, but not limited to, the then existing market value of the Common Stock).
         One hundred thousand shares of Common Stock have been reserved for issuance pursuant to the Shares Payment Policy. Those shares may be authorized but unissued shares or treasury shares. The Board may adjust the number of shares reserved pursuant to the Shares Payment Policy or that may be issued pursuant thereto, in order to prevent dilution or enlargement in the event of a stock split, reverse stock split, reorganization or similar event with respect to which the Board determines that an equitable adjustment is appropriate.
         National will seek Shareholder approval of the Shares Payment Policy at its next annual meeting, which is currently scheduled to be held on February 20, 1997. The first Common Stock disbursement under the Shares Payment Policy will be for the quarter beginning January 1, 1997, though no shares will be issued unless and until Securities and Exchange Commission ("Commission") and Shareholder authorization have been obtained.


AUTHORIZATIONS SOUGHT


         National herein seeks authorization to:

         1. solicit proxies with respect to the approval of the Shares Payment Policy at its next annual meeting of Shareholders which is currently scheduled for February 20, 1997.

         2. implement the Shares Payment Policy; more specifically, to do the following through December 31, 2001:

                  a. effective January 1, 1997 to issue up to 100,000 shares of Common Stock pursuant to the Shares Payment Policy (which shares may be authorized but unissued shares, treasury shares, or a combination thereof).

                  b. adjust the number of shares of Common Stock that may be issued under the Shares Payment Policy.

         In the event the Commission deems periodic reporting to be appropriate with respect to the authorizations requested above, it is further requested that National be allowed to file Certificates of Notification within forty-five days after the end of the quarter during which shares are issued.


Item 2.  Fees, Commissions and Expenses

         It is estimated that the expenses to be incurred by National in connection with the Proposed Transactions are as follows:

         Fees to the Commission for filing
               proxy material under the
               Security Exchange Act of 1934                  $    125

          Printing and mailing of proxy material              $115,000

          Expenses associated with the annual
               meeting of Shareholders                        $ 63,000

          Fees and expenses of Chemical
               Mellon Shareholder Services, Inc.
               Transfer Agent and Registrar                   $ 15,000

          Morrow & Co., Inc., proxy solicitation
               services                                       $  5,500

          New York Stock Exchange Listing
              Application                                     $  1,500

          Legal Fees (New Jersey Counsel)                     $  3,000

          Miscellaneous out-of-pocket expenses                $  5,000
                                                              ----------

                                                              $208,125
                                                              =========


Item 3.  Applicable Statutory Provisions

         Sections 6(a) and 7 of the Act are deemed to be applicable to the proposed issuance of Common Stock. Section 12(e) of the Act and Rule 65 are deemed applicable to the solicitation of proxies for the annual meeting of Shareholders.
         To the extent that the Proposed Transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.


Item 4.  Regulatory Approval

         No State commission and no other Federal commission has jurisdiction over the Proposed Transactions.


Item 5.  Procedure

         In order to allow National adequate time for the final preparation, printing and mailing of the proxy material prior to the February 20, 1997 Shareholder meeting, and the implementation of the Shares Payment Policy effective January 1, 1997, it is hereby requested that the Commission issue an order by December 15, 1996.
         It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The Office of Public Utility Regulation of the Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.  Exhibits and Financial Statements

         The following exhibits are made a part of this statement:

         (a)      Exhibits

                 A-1 Certificate of Incorporation of National, as restated. (Incorporated by reference to Exhibit 10-00, Form 10-K for fiscal year ended September 30, 1991 in File No. 1-3880; Exhibit 3.1 to Form 10-K for fiscal year ended September 30, 1995 in File No. 1-3880;
                         Exhibit 3.2 to Form 10-K for fiscal year ended September 30, 1995 in File No. 1-3880; and
                         Exhibit EX-3(a), Form 10-K for fiscal year ended September 30, 1992 in File No. 1-3880.)

                 *A-2    Bylaws of National, as amended through
                         September 19, 1996.

                 *A-3 Draft of Notice of Annual Meeting and Proxy Statement proposed to be used in connection with the annual meeting of Shareholders
 .
                 *F     Opinion of counsel.

                  H     Proposed notice pursuant to Rule 22(f)


         (b)      Financial Statements

                  Not applicable

------------------------

*To be submitted by Amendment.


Item 7.  Information as to Environmental Effects

         The proposed transactions involve no major federal action significantly affecting the human environment. No Federal or state agency has prepared or is preparing an environmental impact statement.


                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                NATIONAL FUEL GAS COMPANY



                                       By: /s/Philip C. Ackerman
                                                   Philip C. Ackerman
                                                   Senior Vice President


Date:  October 23, 1996